American Picture House Corporation

555 Madison Avenue 5FL New York, NY 10022

October 19, 2023

Re:	American Picture House Corp
Amendment No. 3 to Registration Statement on Form 10-12G
Filed October 13, 2023
File No. 000-56586

To Whom it may Concern:

American Picture House Corporation (the “Company” or “APH”) is in receipt of your comment letter dated October 18, 2023 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Amendment No. 2 to Registration Statement on Form 10-12G

Our Chief Executive Officer and Chairman of the Board of Directors holds a significant percentage of our outstanding voting securities, page 13

1.	Please revise to quantify (by percentage) the voting power of Mr. MacGregor due to his ownership of common and Series A preferred stock. In this regard, we note that the percentage appears to be substantial in comparison to the voting power which will be held by other stockholders. Please also revise the Corporate History section on page 7 to disclose and quantify Mr. MacGregor’s ownership position (common and preferred) and voting power in the company.

Response: Voting percentage has been included to both the Corporate History section on page 7 as well as disclosure on page 13.

Executive Compensation, page 32

2.	We note your response to comment 4 and reissue our comment in part. To the extent no compensation was paid to directors in 2022, so state. Alternatively, please include the disclosure required by Item 402(r) of Regulation S-K.

Response: As requested we have added language to page 32 stating that no Directors were paid in excess of $100,000 during 2022.

Bannor Michael MacGregor

American Picture House Corp

October 19, 2023

Note 2 - Summary of Significant Accounting Policies Assigned

Rights to the Feature Film, Buffaloed, page 63

3.	The disclosure you provided in response to prior comment 9 appears to indicate that you acquired a receivable due from the CAMA in the amount of $249,924. Please tell us your basis in GAAP for recognizing this amount as revenue during the year ended December 31, 2022.

Response: We have revised page 63 to the accounting at the date the Bold Crayon assets were acquired in November and to clarify that the revenue and receivable were subsequently recorded in December as a Type 2 subsequent event.

Note 7 - Equity Preferred

Stock, page 67

4.	We read your response to prior comment 12. Please disclose the amount of the liquidation preference in the filing.

Response: Form 10 has been amended to state that the Series A preferred stock has a liquidation preference equal to $12.02 per Series A preferred share.

Sincerely,

American Picture House

By:	/s/ Bannor Michael MacGregor
Name:	Bannor Michael MacGregor
Title:	Chief Executive Officer